Exhibit 1

HACKENSACK, NJ, March 15, 2007 - First Real Estate Investment Trust (“FREIT”) announced its operating results for the three months ended January 31, 2007.

RESULTS OF OPERATIONS:

Three Months Ended January 31, 2007 and 2006:

	Three Months Ended
	January 31,		Increase
	2007	2006	(decrease)
	(in thousands, except per share)
Commercial revenues:
Same properties (1)	$5,593	$5,600	$(7)
New properties	-	-	-
	5,593	5,600	(7)
Residential revenues:
Same properties (1)	4,124	3,934	190
New properties	497	-	497
	4,621	3,934	687
Total Real Estate Revenues	10,214	9,534	680

Operating expenses:
Real estate operations	4,429	4,108	321
General and administrative	389	244	145
Depreciation	1,306	1,130	176
Total operating expenses	6,124	5,482	642

Operating Income	4,090	4,052	38

Investment income	87	48	39

Financing costs	(3,043)	(2,735)	(308)
Minority interest in earnings of subsidiaries	(138)	(77)	(61)
Distribution to certain minority interests	(150)	-	(150)
Net Income	$846	$1,288	$(442)

Earnings per share:
Basic	$0.13	$0.20	($0.07)
Diluted	$0.12	$0.19	($0.07)
Weighted average shares outstanding:
Basic	6,751	6,511
Diluted	6,919	6,685

(1) Properties operated since the beginning of fiscal 2006.

Real estate revenues for the three months ended January 31, 2007 (“Current Quarter”) increased 7.1% to $10,214,000 compared to $9,534,000 for the three months ended January 31, 2006 (“Prior Year’s Quarter”). The increase in revenues was principally attributable to FREIT’s Residential operations, primarily at The Boulders, which accounted for $497,000 of the increase.
Net income for the Current Quarter was $846,000 ($.12 diluted) compared to $1,288,000 ($.19 diluted) for the Prior Year’s Quarter. The following table details the major charges that impacted net income during the Current Quarter (as discussed further below):
Distribution to certain minority interests	$ 150,000
Auditing fees incurred in connection with our change of auditors.	170,000
Reduced earnings at our Damascus property as a result of the planned redevelopment.	90,000
Higher interest charges on our floating rate acquisition loan for The Rotunda.	75,000
Total Charges	$ 485,000

The consolidated results of operations for the three months ended January 31, 2007 are not necessarily indicative of the results to be expected for the full year.

SEGMENT INFORMATION

The following table sets forth comparative net operating income (“NOI”) data for FREIT’s real estate segments and reconciles the combined NOI to consolidated net income:

	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)		January 31,
	2007	2006	$	%	2007	2006	$		$2007	2006
	(in thousands)				(in thousands)				(in thousands)
Rental income	$4,039	$3,981	$58	1.5%	$4,557	$3,889	$668	17.2%	$8,596	$7,870
Percentage rent	98	39	59	151.3%			-		98	39
Reimbursements	1,284	1,341	(57)	-4.3%			-		1,284	1,341
Other	42	15	27	180.0%	64	45	19	42.2%	106	60
Total Revenue	5,463	5,376	87	1.6%	4,621	3,934	687	17.5%	10,084	9,310

Operating expenses	2,165	2,076	89	4.3%	2,264	2,032	232	11.4%	4,429	4,108

Net operating income	$3,298	$3,300	$(2)	-0.1%	$2,357	$1,902	$455	23.9%	5,655	5,202
Average
Occupancy %	89.5%	90.8%		-1.3%	93.8%	94.9%		-1.1%

Reconciliation to consolidated net income:
Deferred rents - straight lining	55	85
Amortization of acquired leases	75	139
Net investment income	87	48
General and administrative expenses	(389)	(244)
Depreciation	(1,306)	(1,130)
Financing costs	(3,043)	(2,735)
Distributions to minority interest	(150)	-
Minority interest	(138)	(77)
Net income	$846	$1,288

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT

FREIT’s commercial properties consist of nine (9) properties totaling approximately 1,100,000 sq. ft. of retail space and 138,000 sq. ft. of office space. Seven are multi-tenanted retail and/or office centers, and one is a single tenanted super market. In addition, FREIT has leased land and receives rental income from a tenant who has built and operates a bank branch on land FREIT owns in Rockaway, NJ .

Revenue from our Commercial segment was $5,463,000 for the Current Quarter, up slightly from the $5,376,000 reported for the Prior Year’s Quarter. NOI for the Current Quarter was at $3,298,000, about level with the Prior Year’s Quarter. As anticipated, revenues and NOI were negatively affected by the temporary decline in both revenue and NOI at our to be redeveloped Damascus Center property of $98,000 and $90,000 respectively. (see discussion below).

Development Activities:

The Rotunda, Baltimore, MD: Acquired in July 2005, this 11.5 acre property currently contains approximately 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space. We are in the planning phase of a redevelopment of this property, which entails the construction of residential apartment units, additional retail space, and renovation of the existing building. Final development plans are subject to approval by local governmental authorities.

Damascus Center, Damascus, MD: FREIT is planning a redevelopment of the Damascus Center. Building permits for Phase I are issued. It is anticipated that Phase I construction will begin in 2007. Because of this redevelopment, current leases for certain tenants are being allowed to expire and are not being renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

RESIDENTIAL SEGMENT

With the completion of The Boulders, Rockaway, NJ, a 129-unit apartment community, FREIT now operates ten (10) multi-family apartment communities totaling 1,115 apartment units. As indicated in the table above, revenue from our Residential segment for the Current Quarter increased 17.5% to $4,621,000 and NOI also increased 23.9% to $2,357,000. Fiscal 2007 will be the first full year of operation for The Boulders (See discussion below.) The contribution made by The Boulders to the Current Quarter’s residential revenue and NOI, as compared to the Prior Year’s Quarter residential revenue and NOI is reflected in the following chart:

	Residential Segment ($000)
	2007			2006
	Residential		Same	Same
	Properties	Boulders	Properties	Properties
Revenues	$4,621	$497	$4,124	$3,934

Expenses	$2,264	211	2,053	2,032

NOI	$2,357	$286	$2,071	$1,902

Average occupancy rates for the Current Quarter, exclusive of The Boulders property, which was not completed until late fiscal 2006, increased to 96.3% compared to 94.9% for the Prior Year’s Quarter. The occupancy level at The Boulders was 80% at the end of January 2007, and averaged 75% during the Current Quarter.

Our residential revenue is principally composed of monthly apartment rental income. Total rental income is a factor of occupancy and monthly apartment rents. Average monthly residential rents at the end of the Current Quarter and the Prior Year’s Quarter were $1,436 and $1,353, respectively.

Capital expenditures: Since all of our apartment communities, with the exception of The Boulders, were constructed more than 25 years ago, we tend to spend more in any given year on maintenance and capital improvements than may be spent on newer properties. A major renovation program is in progress at the Pierre with the intention of modernizing apartments and some of the buildings’ mechanical systems. This renovation is expected to cost approximately $4 million and span several years. These costs will be financed from operating cash flow and cash reserves. Through January 31, 2007, we expended $2.4 million in capital improvements at The Pierre, including approximately $600,000 during the Current Quarter.

The Boulders, Rockaway Township, NJ
Construction started on this 129-unit garden apartment community in July 2005 and was completed during August 2006. Development costs have been financed from construction financing and from funds available from our cash and cash equivalents. Certificates of Occupancy for all of the buildings have been received, and tenants started taking occupancy during June 2006. As of January 31, 2007 occupancy was in excess of 80%. The Boulders is expected to add to future earnings, cash flow and shareholder value.

FINANCING COSTS

	Three Months Ended
	January 31,
	2007	2006
	($ in thousands)
1st Mortgages
Existing - fixed rate	$2,140	$2,171
Existing - floating rate	405	330
New (1) - Boulders	92	-
Construction Loan (1) - Boulders	161	21
2nd Mortgages
Existing	133	136
Other	47	33
	2,978	2,691
Amortization of Mortgage Costs	65	65
Total Financing Costs	3,043	2,756
Less amount capitalized	-	(21)
Financing costs expensed	$3,043	$2,735

(1) Mortgages not in place at beginning of fiscal 2006.

Financing Costs, before capitalized amounts, for the Current Quarter increased $287,000 (10.4%) to $3,043,000 from $2,756,000 for the Prior Year’s Quarter.

Increased financing levels at the Boulders (construction and permanent loans) resulted in increased financing costs of $253,000. Our acquisition loan for The Rotunda property of $22.5 million bears a floating interest rate. Higher interest rates over the course of the last year resulted in a $75,000 increase in interest costs to $405,000 for the Current Quarter, compared to $330,000 for the Prior Year’s Quarter.

CERTAIN MINORITY DISTRIBUTIONS

Westwood Hills, LLC (“WH”), our 40% owned subsidiary has a capital deficit. This deficit resulted primarily from distributions to WH’s members, of proceeds from mortgage financings, which were in excess of the carrying basis of WH’s assets. The higher mortgage amounts provided by lenders reflected the increased value of WH’s property.

During the Current Quarter, WH made a $250,000 distribution to its members. FREIT received $100,000 and the members owning 60% (“Minority”) received $150,000. Since WH has a capital deficit and its members are under no obligation to restore their negative capital accounts, under US GAAP FREIT must charge its income statement for $150,000, the amount of the distribution received by the Minority. This charge has no economic effect or cost to FREIT.

GENERAL AND ADMINISTRATIVE EXPENSES (“G & A”)

During the Current Quarter, G & A increased $145,000 (59.4%) to $389,000 from $244,000 for the Prior Year’s Quarter. The increase was primarily attributable to $170,000 increase in auditing fees that were incurred as a result of changing audit firms during the later part of fiscal 2006.

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition remains strong. Net Cash Provided By Operating Activities was $2.6 million for the Current Quarter compared to $2.1 million for the Prior Year's Quarter. We expect that cash provided by operating activities will be adequate to cover mandatory debt service payments, recurring capital improvements and dividends necessary to retain qualification as a REIT (90% of taxable income).

Credit Line:

FREIT has an $18 million line of credit provided by The Provident Bank. The line of credit is for three years but can be cancelled by the bank, at its will, at each anniversary date. Draws against the credit line can be used for general corporate purposes, for property acquisitions, construction activities, and letters of credit. Draws against the credit line are secured by mortgages on FREIT’s Franklin Crossing Shopping Center, Franklin Lakes, NJ, retail space in Glen Rock, NJ, Lakewood Apartments, Lakewood, NJ, Palisades Manor Apartments, Palisades Park, NJ, and Grandview Apartments, Hasbrouck Heights, NJ. ~~.~~Interest rates on draws will be set at the time of each draw for 30, 60, or 90-day periods, based on our choice of the prime rate or at 175 basis points over the 30, 60, or 90-day LIBOR rates at the time of the draws.

In connection with its construction activities in Rockaway, NJ, FREIT had drawn down $1.5 million and further utilized the credit line for the issuance of a $2 million Letter of Credit (“LoC”). As of January 31, 2007 cash draws against the line have been repaid and there is currently no indebtedness outstanding under the credit line. The $2 million LoC will be returned and retired shortly. Currently $16 million is available under the line of credit to draw.

As described in the segment analysis above, construction of The Boulders in Rockaway Township, NJ has been completed. Construction costs were funded from draws against a construction loan. Upon completion of construction, the construction loan of approximately $14 million was converted to a permanent loan with additional funding to bring the permanent loan balance up to $20.7 million. We also are planning a redevelopment of the Damascus Shopping Center, in Damascus, MD, and an expansion and redevelopment of The Rotunda in Baltimore, MD. The total capital required for these projects is estimated at $19 million, and $125 million, respectively. We expect to finance these costs, in part, from construction and mortgage financing and, in part, from funds available in our institutional money market investments. We expect these redevelopment projects to add to revenues, income, cash flow, and shareholder value.

FUNDS FROM OPERATIONS (“FFO”):

Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:

Funds From Operations ("FFO")	Quarter Ended
	January 31,
	2007	2006
	($ in thousands)
Net income	$846	$1,288
Depreciation	1,306	1,130
Amortization of deferred mortgage costs	65	65
Deferred rents (Straight lining)	(55)	(86)
Amortization of acquired leases	(75)	(139)
Capital Improvements - Apartments recurring	(174)	(84)
Minority interests:
Equity in earnings of affiliates	288	77
Distributions to minority interests	(300)	-
FFO	$1,901	$2,251

Per Share - Basic	$0.28	$0.35
Per Share - Diluted	$0.27	$0.34

Weighted Average Shares outstanding:
Basic	6,751	6,511
Diluted	6,919	6,685

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other
REITs may not be directly comparable.

DIVIDENDS
The first quarter dividend of $.30 per share was declared and payable on March 15, 2007 to shareholders of record on March 1, 2007.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.
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First Real Estate Investment Trust is a publicly traded (over-the-counter - symbol FREVS) REIT organized in 1961. It has approximately $234 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey

For additional information contact Shareholder Relations at (201) 488-6400